UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 21, 2017	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Head of Investor Relations

Information furnished in this form:

1.	Voting Results of the 26th Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

June 21, 2017

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kazuhiro Yoshizawa

President and CEO

VOTING RESULTS OF

THE 26th ORDINARY GENERAL MEETING OF SHAREHOLDERS

All of the resolutions were approved at the 26th Ordinary General Meeting of Shareholders held on June 20, 2017.

Matters reported

(1)	Date for the Ordinary General Meeting of Shareholders:

June 20, 2017

(2)	Matters resolved:

Item 1:	Appropriation of Retained Earnings

(1)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥40 per share of common stock of the Company

Total Amount of Dividend Payment: ¥148,183,421,320

(2)	Effective Date of the Appropriation of Dividends from Retained Earnings

June 21, 2017

Item 2:	Partial Amendments to Articles of Incorporation

The Company had decided to make amendments to Article 2 (Purpose) of the existing Articles of Incorporation of the Company in order to prepare for the Company’s future business development.

Item 3:	Election of 2 Directors

Hiroshi Nakamura and Hozumi Tamura were elected and appointed as directors.

Item 4:	Election of 2 Audit & Supervisory Board Members

Shoji Suto and Hironobu Sagae were elected and appointed as audit & supervisory board members.

(3)	The number of votes for, against or abstentions on each proposal, requirements for approval and Voting results:

Matters resolved	Number of votes for proposal	Number of votes against proposal	Number of abstentions	Requirements for approval	Voting results and ratio of voting for proposal (%)
Item1	33,283,836	7,573	3,044	*1	Approved	99.60%
Item2	33,283,852	7,468	3,119	*2	Approved	99.60%
Item3
Hiroshi Nakamura	32,688,519	587,113	18,784	*3	Approved	97.82%
Hozumi Tamura	32,778,115	497,522	18,778		Approved	98.09%
Item4
Shoji Suto	32,619,238	672,170	2,981	*3	Approved	97.62%
Hironobu Sagae	27,273,064	6,018,340	2,987		Approved	81.62%

*1	Resolution shall be approved at the shareholder meeting by a vote of half or more of the voting rights represented thereat.
*2	Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of two-third (2/3) or more of the voting rights represented thereat.
*3	Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of half or more of the voting rights represented thereat.

(4)	Notes regarding the calculation of the number of votes exercised by certain shareholders at the meeting:

All agenda items respectively met the requirements for approval by the sum of the votes exercised up to the day prior to the meeting, plus the number of votes exercised by certain shareholders present at the meeting, who could be confirmed with votes for, against or abstaining on each proposal. Consequently, we did not calculate the number of votes for, against or abstaining with respect to shareholders present at the meeting, with the exception of those by aforementioned certain shareholders.